Press release

Skand

Corporate Communica
S-103 50 Stockholm, S
Telephone +46-8-788 1
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

16 January 2003

Sales per December 2002 [1]

Sales in December outside the USA

Sales amounted to SEK 6.4 billion (6.4). Exchange rate effects attributable to the strengthening of the Swedish krona were negative in the amount of SEK 0.5 billion. This means that sales in local currency increased by an average of 8%. Sales in November 2002 were SEK 6.0 billion.

Total sales in December

Total sales including the USA amounted to SEK 9.0 billion (10.8). Exchange rate effects on sales were negative in the amount of SEK 1.1 billion. Total sales in November 2002 were SEK 8.9 billion.

New sales of unit linked assurance outside the USA

New sales of unit linked assurance for the full-year 2002 decreased by 15% compared with the full-year 2001.

Sales for the full-year 2002

Sales outside the USA increased to SEK 75.4 billion (73.0). Of total sales, SEK 54.0 billion (53.5) pertains to unit linked assurance, SEK 17.0 billion (14.0) to mutual fund savings products, and SEK 2.3 billion (3.8) to direct sales of funds. Total sales including the USA amounted to SEK 119.3 billion (133.8).

In the UK, sales amounted to SEK 39.1 billion (40.6). Sales in Sweden, through SkandiaLink, amounted to SEK 9.6 billion (10.7). Sales in other markets amounted to SEK 23.9 billion (17.5).

Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 13.8 billion (15.2).

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Compared with the average exchange rates that applied for the full-year 2001, total sales for the full-year 2002 decreased by approximately 5% as a result of exchange rate movements.

Reporting of financial effects
On 4 February 2003 Skandia will be providing information on financial effects and the impact these have had on the operating result for 2003. The financial effects have been caused primarily by changes in the financial markets during the period.

The Year-End Report for 2002 will be released on 12 February 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

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Skand

Definitions of sales

Sales

Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales

New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Total sales per year, excluding the USA	1999	2000	2001	2002
SEK billion	49.6	95.1	73.0	75.4

Sales per month SEK billion	2002 Excluding USA	2002 Total	2001 Excluding USA	2001 Total
January	6.3	10.6	6.4	12.6
February	6.0	9.7	5.7	11.7
March	6.7	10.7	7.8	13.6
April	7.3	11.9	7.0	12.9
May	6.6	11.1	6.3	12.4
June	5.6	8.9	6.7	12.4
July	6.7	10.6	5.7	10.6
August	6.0	9.9	5.2	9.6
September	5.8	8.9	4.9	8.3
October	6.0	9.1	5.2	9.5
November	6.0	8.9	5.7	9.4
December	6.4	9.0	6.4	10.8
Total	75.4	119.3	73.0	133.8

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Exchange rates		2002 31 Dec.	2002 30 Nov.	2002 30 Sept.	2001 31 Dec.	2001 30 Nov.	2001 30 Sept.
SEK							
EUR	Closing rate	9.14	9.02	9.16	9.33	9.57	9.72
EUR	Average rate	9.15	9.15	9.17	9.29	9.29	9.22
GBP	Closing rate	14.03	14.11	14.58	15.32	15.24	15.68
GBP	Average rate	14.58	14.63	14.71	15.01	14.99	14.91
USD	Closing rate	8.71	9.07	9.27	10.58	10.68	10.67
USD	Average rate	9.72	9.80	9.94	10.43	10.42	10.37
JPY	Closing rate	0.073	0.074	0.076	0.081	0.087	0.090
JPY	Average rate	0.078	0.078	0.079	0.086	0.086	0.086